EXHIBIT 99.1

HEXO Corp. announces acquisition of Securities of Newstrike Brands Ltd.

TORONTO, May 28, 2019 (GLOBE NEWSWIRE) -- On May 24, 2019, HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) and Newstrike Brands Ltd. (“Newstrike”) announced that they completed the previously announced arrangement (the "Arrangement"), pursuant to which HEXO acquired all of the issued and outstanding common shares of Newstrike (the “Newstrike Shares”) by way of a plan of arrangement under the Business Corporations Act (Ontario).

Following the Arrangement, HEXO has ownership or control over 558,971,064 common shares in the capital of Newstrike representing 100% of the total issued and outstanding share capital of Newstrike.

An early warning report is to be filed in conjunction with this news release and will be available under Newstrike’s SEDAR profile at www.sedar.com.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498